SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                               Genta Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  372 45 M 20 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

                                 with a copy to:
David R. Walner, Esq.                                    Monica C. Lord, Esq.
Paramount Capital Asset                                  Kramer, Levin,
   Management, Inc.                                        Naftalis & Frankel
787 Seventh Avenue                                       919 Third Avenue
New York, NY 10019                                       New York, NY  10022
(212) 554-4372                                           (212) 715-9100

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 29, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following:     [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 11 Pages

--------------------------                       -------------------------------
CUSIP No. 372 45 M 20 7              13D                     Page 2 of 11 Pages
--------------------------                       -------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Paramount Capital Asset Management, Inc.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [_]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          None
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 14,469,496**
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   None
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          14,469,496**
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           14,469,496**
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           64.7% (37.7% of the outstanding voting power)***
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           CO
-------------------------------------------------------------------------------
** Does not include shares of Common Stock (the "Note Interest Common Shares") issuable upon conversion of the Series D Convertible Preferred Stock issuable upon conversion of the interest on the 12% Senior Secured Convertible Bridge Notes. As of December 31, 1997, Paramount Capital Asset Management, Inc. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 573,777 Note Interest Common Shares.
*** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of December 29, 1997, Paramount Capital Asset Management, Inc. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 37.7% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------                       -------------------------------
CUSIP No. 372 45 M 20 7              13D                     Page 3 of 11 Pages
--------------------------                       -------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Aries Domestic Fund, L.P.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [_]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          None
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 5,053,220**
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   None
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          5,053,220**
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,053,220**
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           22.6% (13.2% of the outstanding voting power)***
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           PN
-------------------------------------------------------------------------------
** Does not include any Note Interest Common Shares. As of December 31, 1997, the Aries Domestic Fund, L.P. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 200,822 Note Interest Common Shares.
*** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of December 29, 1997, the Aries Domestic Fund, L.P. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 13.2% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------                       -------------------------------
CUSIP No. 372 45 M 20 7              13D                     Page 4 of 11 Pages
--------------------------                       -------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Aries Trust
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [_]

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands

-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          None
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 9,416,276**
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   None
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          9,416,276**
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,416,276**
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           42.1% (24.5% of the outstanding voting power)***
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           OO (see Item 2)
-------------------------------------------------------------------------------
** Does not include any Note Interest Common Shares. As of December 31, 1997, The Aries Trust may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 372,955 Note Interest Common Shares.
*** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of December 29, 1997, The Aries Trust may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 24.5% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------                       -------------------------------
CUSIP No. 372 45 M 20 7              13D                     Page 5 of 11 Pages
--------------------------                       -------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Lindsay A Rosenwald, M.D.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [_]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          3,525,214
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 14,469,496**
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   3,525,214
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          14,469,496**
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           17,994,710**
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           80.5% (46.8% of the outstanding voting power)**
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------
** Does not include any Note Interest Common Shares. As of December 31, 1997 Lindsay A. Rosenwald, M.D. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 573,777 Note Interest Common Shares.
*** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of December 29, 1997, Lindsay A. Rosenwald, M.D. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 46.8% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

-----------------------------------            ---------------------------------
          CUSIP No. 372 45 M 20 7      13D        Page 6 of 11 Pages
-----------------------------------            ---------------------------------

--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Paramount Capital, Inc.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [_]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

             OO (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          None
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 None
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   None
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          None
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           None
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           None
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           CO
-------------------------------------------------------------------------------

--------------------------                       -------------------------------
CUSIP No. 372 45 M 20 7              13D                     Page 7 of 11 Pages
--------------------------                       -------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Mr. Michael S. Weiss
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [x]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          16,644
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 650,929**
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   16,644
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          650,929**
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           677,573**
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.2% (2.9% of the outstanding voting power)**
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------

** Includes 650,929 shares underlying Placement Warrants and/or Advisory Warrants held by Hawkins Group, LLC, a limited liability company of which Mr. Weiss is a managing member.
*** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of December 29, 1997, Mr. Michael S. Weiss may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) than 2.9% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

                                  SCHEDULE 13D

         This Amendment No. 4 amends and supplements the following Items of the Reporting Persons' Statement on Schedule 13D, dated February 24, 1997, as amended to date, (the "Schedule").

Item 3. Source and Amount of Funds or Other Consideration

         The information contained in Item 3 to the Schedule is hereby amended by adding the following:

         On December 2, 1997, Aries Trust and Aries Domestic entered into a Letter Agreement whereby they purchased an aggregate of 54,000 shares of Series A Convertible Preferred Stock, par value $.001 per share (Series A Preferred Stock) of the Issuer from various holders thereof. Each share of Series A Preferred Stock, together with accrued but unpaid interest thereon, has a liquidation value of $60.00. The Series A Preferred Stock is convertible, at the option of the holder, into Common Stock at a conversion price of $8.27 per share. Aries Trust used $261,986.30 of its general funds to purchase 36,000 shares of Series A Preferred Stock, which shares are convertible into 261,185 shares of Common Stock. Aries Domestic used $130,993.14 of its general funds to purchase 18,000 shares of Series A Preferred Stock, which shares are convertible into 130,593 shares of Common Stock. On December 29, 1997, PCI designated recipients (the "Paramount Warrant Designees") of the Placement Warrants and Advisory Warrants. Aries Trust, Aries Domestic, Dr. Rosenwald and Mr. Weiss were among the Paramount Warrant Designees and each received such Placement Warrants and Advisory Warrants in connection with the Private Placement, for which PCI acted as placement agent (see Item 5).

Item 5. Interest in Securities of Issuer.

         The information contained in Item 5 to the Schedule is hereby amended and supplemented to read in its entirety as follows:

     (a) As of December 29, 1997: Dr. Rosenwald, as the sole shareholder of Paramount Capital and as the holder of Placement Warrants and Advisory Warrants, may be deemed beneficially to own 17,994,710 shares or 80.5% of the Issuer's Common Stock (not including any Note Interest Common Shares); PCI, through its allocation of the Placement Warrants and the Advisory Warrants to Paramount Warrant Designees (as defined below), may be deemed beneficially to own no shares of the Issuer's Common Stock; Paramount Capital, through the acquisitions of securities by Aries Trust and Aries Domestic, may be deemed beneficially to own 14,469,496 shares or 64.7% of the Issuer's Common Stock (not including any Note Interest Common Shares); and Aries Domestic, Aries Trust and Mr. Weiss may be deemed beneficially to own the following numbers of shares of Common Stock (in each case, not including any Note Interest Common Shares):

                     Aries Domestic            5,053,220
                     Aries Trust               9,416,276
                     Mr. Weiss                   677,533


                               Page 8 of 11 Pages

          Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, the Filing Persons disclaim beneficial ownership of all the Common Stock except the Purchased Common Stock. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, the Aries Reporting Persons and Mr. Weiss each disclaim beneficial ownership of all securities held by the other.

          The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of December 29, 1997, Dr. Rosenwald and Paramount Capital may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 46.8% and 37.7%, respectively, of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding (not including any Note Interest Common Shares).

     (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust. Dr. Rosenwald has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares underlying the Placement Warrants and Advisory Warrants held by him. Mr. Weiss has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares that he owns and has shares power to vote or to direct the vote and to dispose or to direct the disposition of the shares underlying the Placement Warrants and Advisory Warrants held by Hawkins Group, LLC.

     (c) Other than the purchase of Series A Preferred Stock on December 2, 1997 (see Item 3) and PCI's designation of recipients of all the Placement Warrants and the Advisory Warrants and Aries Trust, Aries Domestic, Dr. Rosenwald and Mr. Weiss being among those so designated, (see Item 3), the Reporting Persons have not engaged in any transactions in the Common Stock of the Issuer in the past 60 days, except to the extent that the accrual of interest on the Notes pursuant to their terms may be deemed a transaction.

     (d)  Not applicable.

     (e) As of December 29, 1997, PCI ceased to be the beneficial owner of more than 5% of the Common Stock, when it designated recipients of the Placement Warrants and Advisory Warrants. Aries Trust, Aries Domestic, Dr. Rosenwald and were designated as the recipients of Placement Warrants and/or Advisory Warrants. The number of shares of Common Stock issuable upon exercise of the Class D Warrants and conversion of the Series D Preferred Stock issuable upon exercise of Dr. Rosenwald's and Mr. Weiss' Placement Warrants and Advisory Warrants are 72,399, 38,984, 3,525,214 and 650,929 shares, respectively.


                               Page 9 of 11 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Secuirities of the Issuer.

         The information contained in Item 6 to the Schedule is hereby amended by adding the following:

         On December 2, 1997, Aries Trust and Aries Domestic entered into a Letter Agreement, pursuant to which Aries Trust, Aries Domestic and a third party purchased shares of Series A Preferred Stock (see Item 3).

Item 7. Material to be Filed as Exhibits.

         The information contained in Item 7 to the Schedule is hereby amended by adding the following:

         Exhibit Z:       Letter  Agreement  between  Aries  Trust,
                          Aries Domestic and third parties relating to the purchase of Series A Preferred Stock.


                               Page 10 of 11 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                    PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   December 29, 1997
         New York, NY            By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President

                                 ARIES DOMESTIC FUND, L.P.
                                 By: Paramount Capital Asset Management, Inc.
                                 General Partner

Dated:   December 29, 1997
         New York, NY             By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


                                 THE ARIES TRUST
                                 By: Paramount Capital Asset Management, Inc.
                                 General Partner

Dated:   December 29, 1997
         New York, NY             By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


Dated:   December 29, 1997
         New York, NY             By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.



Dated:   December 29, 1997
         New York, NY             By: /s/ Michael S. Weiss
                                     ---------------------------------------
                                     Mr. Michael S. Weiss


                               Page 11 of 11 Pages

                                                                       EXHIBIT Z

                                December 2, 1997

VIA FACSIMILE
-------------

Zesiger Capital Group LLC
320 Park Avenue
New York, NY 10022
ATTN: Albert L. Zesiger

                    Re: Letter Agreement
                        ----------------

         This letter agreement (the "Agreement") sets forth the entire understanding among the Aries Fund, a Series of The Aries Trust, a Cayman Island Trust (the "Trust"), the Aries Domestic Fund, L.P., a Delaware limited partnership (the "Partnership", and collectively with the Trust, the "Funds"), Mr. Sydney Kimmel ("Kimmel", and collectively with the Funds, the "Purchasers") Zesiger Capital Group, L.L.C. (the "Advisor") and the Sellers listed on Exhibit A, hereto (each of which is herein referred to as a "Seller") with respect to the purchase of an aggregate of 107,800 shares of Series A Preferred Stock (the "Shares") of Genta Incorporated (the "Company") (together with any and all rights, claims and causes of action of any kind, known or unknown, contingent or mature arising out of or relating to Seller's acquisition, ownership or sale of such Shares which such Seller has or may have against the Company, the Funds, Paramount Capital, Inc., Paramount Capital Asset Management, Inc. or any of their respective present or former officers, directors, employees, shareholders, affiliates, agents or advisors (other than claims arising out of this Agreement)) by the Funds and Kimmel from the Sellers:

Purchasers:                        The Aries Fund, a Series of The Aries
                                   Trust, a Cayman Island Trust

                                   The Aries Domestic Fund, L.P., a Delaware limited partnership

                                   Mr. Sydney Kimmel

                                   The allocation as between the Trust,
                                   the  Partnership  and  Kimmel is set
                                   forth on Exhibit A attached hereto.

Aggregate Price:                   $784,503.42

Transaction:                       Subject to the terms and conditions set
                                   forth herein, the Seller hereby agrees to sell and transfer to the Purchasers, and the Purchasers hereby agree to purchase from the Seller in the amounts set forth on Exhibit A hereto, the Shares (together with any and all rights, claims and causes of action of any kind, known or unknown, contingent or matured, arising out of or relating to Seller's acquisition, ownership of sale of such Shares which such Seller has or may have against the Company, the Funds, Paramount
                                   Capital, Inc., Paramount Capital Asset
                                   Management, Inc. or any of their
                                   respective present or former officers,
                                   directors, employees, shareholders,
                                   affiliates, agents or advisors (other
                                   than claims arising out of this
                                   agreement)) at the Closing (as defined
                                   below) for the Aggregate Price set forth above. At such Closing, the Seller, or its nominee, will deliver to the Funds certificates for the Shares with duly endorsed stock powers, against payment of the purchase price therefor by the Funds, by wire transfer or certified check payable to the Seller.

Closing: The Closing shall take place at the officers of Proskauer Rose LLP, 1585 Broadway, New York, New York on the date hereof or at such other time and place as mutually agreed to by the parties.

Conditions to Purchasers'
Obligations:                       The obligation of the Purchasers to
                                   purchase and pay for the Shares at the
                                   Closing is subject to the satisfaction on or prior to the date of the Closing of the following conditions, which may only be waived by written consent of the
                                   Purchasers:

                                   (a) all of the  representations  and
                                   warranties  of the Seller  contained
                                   in this Agreement  shall be true and
                                   correct at and as of the date of the
                                   Closing  with the same  effect as if
                                   made  on the  date  of the  Closing,
                                   except  to  the  extent  of  changes
                                   caused    by    the     transactions
                                   contemplated hereby;

                                   (b)   all  of  the   covenants   and
                                   agreements  of the Seller  contained
                                   in this Agreement and required to be
                                   performed on or prior to the date of
                                   the   Closing    shall   have   been
                                   performed  in a manner  satisfactory
                                   in all respects to the Purchasers;

                                   (c) no action or  proceeding  before
                                   any court or governmental body shall
                                   be pending or threatened  wherein an
                                   unfavorable judgment decree or order
                                   would  prevent the  carrying  out of
                                   this   Agreement   or   any  of  the
                                   transactions   contemplated  hereby,
                                   declare  unlawful  the  transactions
                                   contemplated  by this  Agreement  or
                                   cause   such   transactions   to  be
                                   rescinded; and

                                   (d)  the   Purchasers   shall   have
                                   received     such      certificates,
                                   assignments of rights and such other
                                   documents  and  instruments  as  the
                                   Purchasers may reasonably request in
                                   connection with, and to effect,  the
                                   transactions  contemplated  by  this
                                   Agreement.

Conditions to Seller's
Obligations:                       The obligation of the Seller to sell the
                                   Shares to Purchasers as set forth herein at the Closing is subject to the satisfaction on or prior to the date of the Closing of the following conditions, any of which may be waived by the Seller:

                                   (a)   all  of  the   covenants   and
                                   agreements    of   the    Purchasers
                                   contained  in  this   Agreement  and
                                   required to performed on or prior to
                                   the date of the  Closing  shall have
                                   been    performed    in   a   manner
                                   satisfactory  in all respects to the
                                   Sellers;

                                   (b)    the    representations    and
                                   warranties    of   the    Purchasers
                                   contained in this Agreement shall be
                                   true  and  correct  at and as of the
                                   date of the  Closing  with  the same
                                   effect as if made on the date of the
                                   Closing,  except  to the  extent  of
                                   changes  caused by the  transactions
                                   contemplated hereby; and

                                   (c) no action or  proceeding  before
                                   any court or governmental body shall
                                   be pending or threatened  wherein an
                                   unfavorable   judgment,   decree  or
                                   order would prevent the carrying out
                                   of  this  Agreement  or  any  of the
                                   transactions   contemplated  hereby,
                                   declare  unlawful  the  transactions
                                   contemplated  by this  Agreement  or
                                   cause   such   transactions   to  be
                                   rescinded.

Sellers' Representations
and Warranties:                    Each Seller represents and warranties to
                                   the Purchaser acquiring its shares
                                   hereunder as follows:

                                   (a) the  Seller  has full  power and
                                   authority   to   enter   into   this
                                   Agreement   and   to   perform   its
                                   obligations     hereunder.      This
                                   Agreement constitutes a legal, valid
                                   and binding obligation of the Seller
                                   enforceable  in accordance  with its
                                   terms  and  conditions.  The  Seller
                                   need not give any  notice  to,  make
                                   any  filing  with,   or  obtain  any
                                   authorization,  consent or  approval
                                   of any  government  or  governmental
                                   agency  in order to  consummate  the
                                   transactions  contemplated  by  this
                                   Agreement;

                                   (b)   neither  the   execution   and
                                   delivery of this Agreement,  nor the
                                   consummation  of  the   transactions
                                   contemplated    hereby,   will   (i)
                                   violate   any   provision   of   the
                                   Seller's charter or bylaws,  or (ii)
                                   conflict   with,   result   in   the
                                   acceleration of, create in any party
                                   the right to accelerate,  terminate,
                                   modify, cancel or require any notice
                                   under   any   agreement,   contract,
                                   lease, license,  instrument or other
                                   arrangement to which the Seller is a
                                   party or by which the

                                   Seller is bound or to which any of its
                                   assets is subject;

                                   (c) the Seller has no  obligation to
                                   pay any fees or  commissions  to any
                                   broker,   finder,  agent,  financial
                                   person  or other  intermediary  with
                                   respect    to    the    transactions
                                   contemplated  by this  Agreement for
                                   which the  Purchasers  could  become
                                   liable;

                                   (d)  the  Seller  is the  holder  of
                                   record  of, and  beneficially  owns,
                                   the  Shares  free  and  clear of any
                                   restrictions on transfer (other than
                                   any  restrictions  under the Act (as
                                   defined below), and state securities
                                   laws),  taxes,  security  interests,
                                   warrants,  options, purchase rights,
                                   contracts,  commitments,   equities,
                                   claims  and  demands.  The Seller is
                                   not a party to any option,  warrant,
                                   purchase right, or other contract or
                                   commitment  that could  require  the
                                   Seller   to   sell,    transfer   or
                                   otherwise  dispose  of  any  capital
                                   stock  of the  Company  (other  than
                                   this Agreement). The Seller is not a
                                   party to any voting trust, proxy, or
                                   other  agreement  or   understanding
                                   with  respect  to the  voting of any
                                   capital stock of the Company. All of
                                   the Shares are validly issued, fully
                                   paid and non-assessable;

                                   (e)   the   rights    assigned   and
                                   transferred  by  the  Seller  to the
                                   Purchasers    pursuant    to    this
                                   Agreement     shall     be,     upon
                                   consummation    of   the    Closing,
                                   enforceable  against  the Company by
                                   the  Funds  as  assignee  of  Seller
                                   after  the  date of the  Closing  in
                                   accordance with the terms hereof.

Advisor's
Representations
and Warranties:                    The Advisor represents and warrants to
                                   the Purchasers as follows:

                                   (a) the  Advisor  has full power and
                                   authority   to   enter   into   this
                                   Agreement  on behalf of the  Sellers
                                   and  to  bind  the  Sellers  to  the
                                   obligations and agreements
                                   contained herein; and

                                   (b) the  Advisor  has  discretionary
                                   investment authority with respect to
                                   the   Shares   and  has   the   full
                                   irrevocable  power  to  act  on  the
                                   Seller's as true and lawful attorney
                                   in  fact  pursuant  to   appropriate
                                   legal documentation  provided to the
                                   Purchasers.

The Purchasers'
Representations
and Warranties:                    The Purchasers represent and warrant to
                                   the Sellers as follows:

                                   (a) the  Purchasers  have full power
                                   and  authority  to enter  into  this
                                   Agreement   and  to  perform   their
                                   obligations     hereunder.      This
                                   Agreement constitutes a legal, valid
                                   and  binding  obligation  of each of
                                   the   Purchasers,   enforceable   in
                                   accordance   with  its   terms   and
                                   conditions.  The Purchasers need not
                                   give any notice to,  make any filing
                                   with,  or obtain any  authorization,
                                   consent   or    approval    of   any
                                   government or governmental agency in
                                   order to consummate the transactions
                                   contemplated by this Agreement;

                                   (b)   neither  the   execution   and
                                   delivery of this Agreement,  nor the
                                   consummation  of  the   transactions
                                   contemplated    hereby,   will   (i)
                                   violate any  provision of the Funds'
                                   certificate of limited  partnership,
                                   partnership  agreement,  declaration
                                   of trust,  trust  agreement or other
                                   organizational   document,  or  (ii)
                                   conflict   with,   result   in   the
                                   acceleration of, create in any party
                                   the right to accelerate,  terminate,
                                   modify, cancel or require any notice
                                   under   any   agreement,   contract,
                                   lease, license,  instrument or other
                                   arrangement  to  which  any  of  the
                                   Purchasers  is a party  or by  which
                                   any of the Purchasers is bound or to
                                   which any of its assets is subject;

                                   (c)   the    Purchasers    have   no
                                   obligation   to  pay  any   fees  or
                                   commissions  to any broker,  finder,
                                   agent,  financial  person  or  other
                                   intermediary with respect to the
                                   transactions contemplated by this
                                   Agreement for which the Seller could
                                   become liable;

                                   (d) the Purchasers are not acquiring
                                   the  Shares  with a view to, or for,
                                   sale   in   connection    with   any
                                   distribution   thereof   within  the
                                   meaning  of  the  Act.  Each  of the
                                   Purchasers  is acquiring  the Shares
                                   to be  purchased  by it for  its own
                                   account,  beneficially  and not as a
                                   nominee  for or for the  account  of
                                   another.  Each of the  Purchasers is
                                   an "accredited  investor" within the
                                   meaning of  Regulation D promulgated
                                   under the Securities Act of 1933, as
                                   amended (the  "Act");  Kimmel has an
                                   individual  net  worth in  excess of
                                   $1,000,000,    is   an   experienced
                                   investor in  securities of companies
                                   like the Company,  understands  that
                                   the   Shares    are   an    illiquid
                                   investment  which  may not be resold
                                   without  an  effective  registration
                                   statement    or    exemption    from
                                   registration  being  available under
                                   the Act,  and can  afford a complete
                                   loss  of  his   investment   in  the
                                   Shares; and

                                   (e) the  Purchasers  have received a
                                   copy   of   the   Prospectus   dated
                                   February 1, 1996 covering the resale
                                   of the Shares.

Additional Provision:              Each of the Sellers and the Advisor and
                                   its personnel responsible for managing
                                   and conducting its affairs (i) have been afforded an opportunity to make such inquiry regarding the business and affairs of the Company as they have deemed appropriate, (ii) have made a thorough investigation of the prospects of the Company, (iii) acknowledge and understand that the Funds have previously made and retain a substantial investment in the Company, and may have superior access to information regarding its affairs and prospects which, if known to the Sellers, might be material to the Sellers decisions to enter into this Agreement, (iv) acknowledge and under-stand that the Funds may possess and may come into possession of certain information which is not known to the

                                   Sellers  and the  Advisor  and which
                                   may be  material  to a  decision  to
                                   acquire and/or sell the Shares,  and
                                   (v)   have   such    knowledge   and
                                   experience in financial and business
                                   matter  to enable  them to  evaluate
                                   the   merits   and   risks   of  the
                                   transactions  contemplated  by  this
                                   Agreement.

Covenants of the
Seller: (a) Until closing, the Sellers shall take no action to enforce their rights as Series A or common stockholders (i) under the Company's Amended and Restated Articles of Incorporation, (ii) pursuant to the Unit Purchase Agreement (as de-fined below) or (iii) by contract, at common law, by statute, rule or regulation or otherwise at law or equity, with respect to the Shares (including any common stock into which the Shares are convertible).

                                   (b) Along with the  transfer  of the
                                   Shares, the Seller hereby assigns to
                                   the Funds the following rights:  (a)
                                   all  rights  of  Seller   under  the
                                   September  23,  1993  Unit  Purchase
                                   Agreement,  pursuant  to  which  the
                                   Seller  purchased  the  Shares  (the
                                   "Unit  Purchase  Agreement"),   with
                                   respect  to  the  Shares;   (b)  all
                                   rights of the Seller  granted to the
                                   Seller under the  Company's  Amended
                                   and     Restated     Articles     of
                                   Incorporation   and/or  bylaws  with
                                   respect  to  the  Shares;   (c)  all
                                   rights,  claims and causes of action
                                   of  any  kind,   known  or  unknown,
                                   contingent  or matured,  arising out
                                   of   or    relating    to   Seller's
                                   acquisition,  ownership  or  sale of
                                   such Shares which such Seller has or
                                   may have  against the  Company,  the
                                   Funds,   Paramount  Capital,   Inc.,
                                   Paramount  Capital Asset Management,
                                   Inc.  or  any  of  their  respective
                                   present    or    former    officers,
                                   directors, employees,  shareholders,
                                   affiliates,   agents   or   advisors
                                   (other  than  claims  arising out of
                                   this  agreement))  and (d) any other
                                   rights of the Seller with respect to
                                   the Shares  whether by contract,  at
                                   common  law,  by  statute,  rule  or
                                   regulation or otherwise
                                   at law or equity.

Non-solicitation:                  Pending the Closing, the Sellers shall
                                   not, directly or indirectly, through any officer, director, agent or otherwise, negotiate or discuss with any third party, any proposal with respect to a sale or any other transaction regarding the Shares or the shares of common stock underlying the Shares, other than to notify the Company of the Seller's intent to sell as required in the Unit Purchase
                                   Agreement.

Miscellaneous:                     (a)   All representations, warranties,
                                   covenants and agreements contained in
                                   this Agreement, or in any document,
                                   exhibit, schedule or certificate by any
                                   party delivered in connection herewith
                                   shall survive the execution and delivery of this Agreement and the date of the Closing and the consummation of the transactions contemplated hereby, regardless of any investigation made by any of the Purchasers or Sellers or on their behalf.

                                   (b) The  parties  hereto  shall  not
                                   disclose  to any  (other  than their
                                   respective  advisors) the content or
                                   the   existence   of   this   letter
                                   agreement   or   the    transactions
                                   contemplated  herein,  except as may
                                   be required by law,  until such time
                                   as a closing has occurred.

                                   (c)   The   validly,    performance,
                                   construction   and  effect  of  this
                                   Agreement  shall be  governed by the
                                   internal  laws of the  State  of New
                                   York   without   giving   effect  to
                                   principles of conflicts of law.

         This letter shall constitute the definitive agreement with respect to the purchase of the Shares and is intended to be binding upon the parties. If the foregoing accurately reflects your understanding of the definitive terms pursuant to which the Purchasers will acquire the above referenced Shares, please so indicate by signing this letter agreement on the space provided below and returning a facsimile copy of this letter to us at (212) 554-4355, whereupon this Agreement shall constitute a binding agreement among us.

                              Sincerely,

                              THE ARIES TRUST

                              By:  /s/ Lindsay A. Rosenwald, M.D.
                                   ------------------------------
                                   Lindsay A. Rosenwald, M.D., President
                                   Paramount Capital Asset Management, Inc.
                                   Investment Advisor to The Aries Trust

                              ARIES DOMESTIC FUND, L.P.

                              By:  /s/ Lindsay A. Rosenwald, M.D.
                                   ------------------------------
                                   Lindsay A. Rosenwald, M.D., President
                                   Paramount Capital Asset Management, Inc.
                                   General Partner, Aries Domestic Fund L.P.




                                   ---------------------------------------
                                   Sydney Kimmel


AGREED TO AND ACCEPTED AS OF
THE DATE FIRST WRITTEN ABOVE:

ZESIGER CAPITAL GROUP LLC, as agent and attorney-in-fact for the Sellers listed on Exhibit A attached hereto



By:
     ----------------------
     Name:
     Title: